Exhibit 99.1

ENTRÉE GOLD ANNOUNCES SECOND QUARTER 2016 RESULTS

Vancouver, B.C., August 11, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended June 30, 2016. All numbers are in U.S. dollars unless otherwise noted.

COMPANY DEVELOPMENTS

Underground Development at Oyu Tolgoi Update Provided by Turquoise Hill

On August 2, 2016, Turquoise Hill Resources Ltd. ("Turquoise Hill") released an update on the progress towards the start of underground construction at the Oyu Tolgoi project in Mongolia.

The August 2 release advised that Oyu Tolgoi LLC ("OTLLC") has drawn down approximately $4.3 billion of the $4.4 billion project finance facility that was signed in December 2015.  Steps are being taken to finalize the drawdown of the remaining amount.  As part of the project finance facility, a debt cap of $6.0 billion for Oyu Tolgoi was agreed, which provides the possibility for an additional $1.6 billion of supplemental debt in the future.

In June 2016, OTLLC signed a contract with Jacobs Engineering Group ("Jacobs") to provide engineering, procurement and construction management ("EPCM") services for the underground development, which paves the way for construction to begin.  Jacobs will be responsible for the materials handling systems for the underground mine and associated surface and underground infrastructure.  The project is expected to be delivered over a five to seven year period.  Major contractor mobilization for the sinking for Shafts #2 and #5, underground development, critical construction works and maintenance are all progressing.  As at August 2, 2016, Shaft #2 had approximately 100 metres of development remaining and is expected to be completed in 2016.  A site infrastructure office has been established as well as project personnel being mobilized.  In July 2016, OTLLC signed a contract with mining services provider Thiess and Mongolian contractor Khishig Arvin for development of twin declines, incorporating both a service and conveyor tunnel.

Entrée has a 20% carried interest in two of the Oyu Tolgoi project deposits, Hugo North Extension and Heruga.  The resources at Hugo North Extension include a Probable reserve, which is included in the first stage of underground mine development, On May 5, 2016, OTLLC received formal 'notice to proceed' approval by the boards of Turquoise Hill, Rio Tinto and OTLLC. Underground construction is expected to begin in the next few months. As part of the notice to proceed process, the 2016 Oyu Tolgoi Feasibility Study ("OTFS16") was also approved. Turquoise Hill has reported that it expects to publish an updated National Instrument 43-101 technical report before the end of the year.

Expenditures Reduced

Q2 2016 exploration and general and administrative expenditures of approximately $447,000 and $486,000, respectively, were reduced by 66% and 40% compared to the same quarter in 2015 as a result of the Company's continued objective to reduce non value adding expenditures.  This is also a decrease of 10% and 15%, respectively, from the previous quarter's results (Q1 2016).

SECOND QUARTER 2016 FINANCIAL HIGHLIGHTS

Tabled amounts below in USD 000's	YTD 2016	Q2 2016
Exploration	$(945)	$(447)
General and administration	(1,058)	(486)
Stock-based compensation	(56)	(14)
Foreign exchange loss	(438)	(3)
Loss from operations	(2,497)	(950)
Interest expense and equity investee loss	(189)	(104)
Net loss	(2,686)	(1,054)
Foreign currency translation adjustment	1,349	(52)
Comprehensive loss	$(1,337)	$(1,106)

Cash outflow from operating activities before changes in working capital	$(1,793)	$(906)
Decrease in receivables, prepaids and other assets	276	221
Decrease in payables	(1,142)	(226)
Refund payment to Sandstorm	(5,500)	-
Cash receipts from stock option exercises	36	25
Cash receipts from asset disposals	40	37
Cash payments to acquire equipment, net	(6)	-
Cash balance at June 30, 2016	$14,697	$14,697

The Company's Interim Financial Statements and accompanying management's discussion and analysis ("MD&A") for the quarter ended June 30, 2016 are available on the Company website at www.entreegold.com,  SEDAR at www.sedar.com  and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by NI 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Senior Manager, Investor Relations &
Corporate Communications
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, "forward-looking  statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to ongoing efforts to conserve cash; construction and continued development of the Oyu Tolgoi underground mine; anticipated business activities; and corporate strategies.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.